Rule 424(b)(3) and (c)
                                                   Commission File No. 333-54732

PROSPECTUS SUPPLEMENT

                            MILESTONE SCIENTIFIC INC.

                                2,275,000 shares
                                       of
                                  Common Stock

                                ----------------

      The following information supplements and amends the Prospectus of Milestone Scientific Inc. ("Milestone") dated May 5, 2001, as amended in a Post-Effective Amendment filed with the Securities and Exchange Commission on September 16, 2003, relating to the issuance of 2,275,000 shares of Milestone's common stock. This Supplement should be read in conjunction with that Prospectus and Post-Effective Amendment.

      On October 3, 2003, Milestone issued its first drawdown notice to Hillgreen Investment Limited ("Hillgreen"), under the Private Equity Line of Credit Agreement delivered and effective on January 19, 2001, evidencing an equity line agreement between Milestone and Hillgreen. This notice offered to sell up to U.S. $100,000 in aggregate traded value of Milestone common shares to Hillgreen under the pricing formula set forth in the equity line agreement, during the ten trading day pricing period commencing on October 7, 2003 and ending on October 20, 2003 at no less than a traded value of U.S. $1.05 per share. Pursuant to the calculation done at the end of the pricing period, Milestone issued 57,539 shares of common stock to Hillgreen in consideration for $100,000 in this first drawdown.

--------------------------------------------------------------------------------

           The date of this Prospectus Supplement is October 21, 2003

                                   PROSPECTUS

                                     [LOGO]

                                2,275,000 Shares
                                 of Common Stock

      This prospectus may be used only in connection with resales of our common stock by Hillgreen Investments Limited ("Hillgreen") and Jesup & Lamont Securities Corporation ("Jesup & Lamont") (collectively, the "selling stockholders"). Hillgreen will purchase up to 2,100,000 shares of our common stock upon our exercise of a series of put options under the equity line of credit agreement described in this prospectus and up to 100,000 shares upon the exercise by Hillgreen of warrants granted under that agreement. Jesup & Lamont will purchase up to 75,000 shares of our common stock upon its exercise of warrants granted to it as a placement fee in connection with the equity line. The shares of common stock, which may be sold to Hillgreen at our option, will constitute 16.6% of our issued and outstanding shares as of August 17, 2003.

      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the sale price of any common stock that we sell to Hillgreen under the equity line of credit agreement and the exercise price payable upon the exercise for cash of the warrants held by Hillgreen and Jesup & Lamont.

      The selling stockholders may sell shares of our common stock from time to time on the American Stock Exchange at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling stockholders. The selling stockholders may sell the shares through broker-dealers who may receive compensation from the selling stockholders in the form of discounts or commissions. Hillgreen is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales of our shares. We will pay the costs of registering the shares under this prospectus, including legal fees.

      Our common stock is quoted on the American Stock Exchange under the symbol "MS." The last reported sale price of our common stock on the American Stock Exchange on September 12, 2003 was $1.41 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        Prospectus dated October 3, 2003

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY........................................................... 3
THE OFFERING................................................................. 4
RISK FACTORS................................................................. 5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................ 10
USE OF PROCEEDS.............................................................. 10
PRICE RANGE OF COMMON STOCK.................................................. 11
DIVIDEND POLICY.............................................................. 11
CAPITALIZATION............................................................... 12
EQUITY LINE OF CREDIT AGREEMENT.............................................. 13
SELLING STOCKHOLDERS......................................................... 19
PLAN OF DISTRIBUTION......................................................... 19
DESCRIPTION OF CAPITAL STOCK................................................. 24
WHERE YOU CAN FIND MORE INFORMATION.......................................... 25
INCORPORATION OF INFORMATION BY REFERENCE.................................... 26
MATERIAL CHANGES............................................................. 26
LEGAL MATTERS................................................................ 27
EXPERTS...................................................................... 27

                          -----------------------------

      You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

      All references in this prospectus and in documents incorporated by reference in this prospectus, to "we," "us," "our," "Milestone" or "the Company" refer to Milestone Scientific Inc. and its 88.65% owned subsidiary, Spintech, Inc. ("Spintech"), unless the context otherwise indicates.

      We maintain a web site at www.milesci.com. Information contained on our website is not part of this prospectus.

      The Wand, The WandPlus, the SafetyWand, CompuDent, CompuMed, and Compuflo are trademarks of Milestone.

                               PROSPECTUS SUMMARY

      This summary highlights information contained or incorporated by reference in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

                            Milestone Scientific Inc.

      We have developed and, since January 1998, have manufactured, marketed and sold CompuDent,a "painless" injection system enabling the dental practitioner to more quickly and effectively anesthetize patients. CompuDent consists of a computer controlled pump and a disposable handpiece. Through December 31, 2000, we marketed CompuDent only for use in dentistry. In 2000, we received approval from the Food and Drug Administration to also market CompuMed, a similar system, for use in medicine and we are currently exploring medical applications for CompuDent, both for the administration of anesthesia and for the infusion and removal of other fluids. CompuDent was originally sold in the U.S. and Canada through major distributors of dental products. In September 1999 we began selling CompuDent and its disposable handpieces directly to dentists in the United States.

      We were organized in August 1989 under the laws of Delaware. Our principal executive office is located at 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039. Our telephone number is (973) 716-0087.

                                  THE OFFERING

Common Stock
Offered by the Selling
Stockholders                  2,275,000 shares

Offering Price                To be determined at the time of sale by the
                              selling stockholders

Common Stock Outstanding

Before the Offering.          12,633,370 shares (1)

After the Offering            14,908,370 shares (2) (3)

Use of Proceeds               We will not receive any proceeds from sales by the
                              selling stockholders. However, we will receive the proceeds from any sale of common stock to Hillgreen under the equity line of credit agreement and upon the exercise of warrants held by Hillgreen and Jesup & Lamont when, and if, they pay the exercise price in cash. We expect to use substantially all the net proceeds for general corporate purposes, such as working capital, expansion of sales and marketing activities, debt repayment, the launching of our medical operation including clinical trials and the commercialization of our SafetyWand product.

Risk Factors                  Investing in our common stock involves a high
                              degree of risk and immediate dilution. You should not purchase our common stock unless you can afford the complete loss of your investment.
                              Before purchasing our common stock, you should review carefully and consider all information contained in this prospectus, particularly the items under the section entitled "Risk Factors."

American Stock
Exchange symbol               MS

----------

(1)   As of August 31, 2003.

(2)   This figure excludes:

      o 663,344 shares subject to outstanding stock options previously granted under our stock option plan as of August 31, 2003;

      o 336,656 shares available for future grant under our stock option plan; and

      o 2,622,470 shares subject to other outstanding stock options and warrants.

(3) Assumes 2,100,000 shares of common stock are issued under the equity line of credit agreement and all 175,000 warrants granted to Hillgreen and Jesup & Lamont are exercised.

                                  RISK FACTORS

A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

      The following factors may affect the growth and profitability of Milestone and should be considered by any prospective purchaser of Milestone's securities:

      Continuing losses may exhaust our capital resources and force us to terminate operations. We are currently losing money and, based on our history, there is significant risk that losses will continue. Since our operations commenced in November 1995, we have had losses for each year, including a loss of approximately $2.5 million for 2002. At June 30, 2003, we had an accumulated deficit of approximately $43 million. If we continue to incur losses we may exhaust our capital resources. In that case, unless we raise additional capital we may be forced to terminate or curtail operations.

      We cannot become successful unless we gain greater market acceptance for CompuDent and its disposable handpiece. We cannot become successful unless dentists in larger numbers buy CompuDent and its disposable handpiece and use it to administer oral anesthesia. This depends, in large part, upon our ability to educate dentists and other health care providers of the distinctive characteristics and benefits of CompuDent and will require substantial marketing efforts and expense. Even though more than 3,800 equipment units have been sold in the domestic market over the last three years, less than 5 million disposable handpieces were sold during that period, reflecting a low level of usage of CompuDent. We cannot assure you that CompuDent will be accepted by the market.

      We need additional capital to expand marketing efforts. Our capital requirements continue to be significant and, unless we borrow funds or sell equity securities, we will be forced to curtail or further reduce our activities. We have no agreement for future additional financing. We cannot assure you that any sources of additional financing will be available on acceptable terms, or at all. To the extent that any future financing involves the sale of our equity securities, the ownership interest of our stockholders could be substantially diluted.

      We depend on Hillgreen to provide us with capital under the equity line of credit agreement. Our immediate financing needs depend on our ability to sell shares of our common stock to Hillgreen under the equity line of credit agreement. Factors that could adversely affect our ability to sell shares of our common stock to Hillgreen under the equity line of credit agreement include:

      o Hillgreen's ability or willingness to perform its obligations under the agreement; and

      o The trading price and volume of our stock. If the market price is low or the volume is thin, we may not be able to sell a sufficient number of shares to meet our capital requirements.

      We may require additional financing in the future, which may not be available on acceptable terms. Depending on the amount of money we raise under the equity line of credit agreement with Hillgreen and our ability to generate additional revenues, we may require additional funds for working capital, debt repayment, expanding our operations, or for general corporate purposes. At this time, we can offer no assurances that sales of CompuDent will reach the level required to sustain our operations and growth plans in the near term. Therefore, we are actively pursuing additional financing alternatives. However, other than the equity line of credit with Hillgreen, we do not have any commitments for additional financing and we cannot assure you that any additional financing will be available or, if available, will be offered on acceptable terms. The equity line of credit agreement limits our ability to sell our securities to third parties at a discount to the market price during its term. Accordingly, if we need additional capital but are unable to draw down under the equity line of credit agreement for any reason, our access to capital may be limited. In addition, any additional equity financing may be dilutive to stockholders, and debt financings, if available, may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our operations will be materially and adversely affected and we will have to cease or substantially reduce operations.

      Our limited domestic distribution channel must be expanded for us to become successful. Revenue growth depends on our ability to expand marketing efforts for CompuDent. Until September 1999 we relied, primarily, on independent dental distributors to sell The Wand(R) domestically and internationally. Since then we have sought to build a domestic sales force as well, but its efforts in marketing CompuDent remain quite limited. To increase marketing of CompuDent with our own sales force, the sales force will require substantial expansion and we will incur significant up-front expense. We cannot assure you that we will be able to hire and retain our own adequate sales force or that our sales force will be able to successfully market and sell CompuDent.

      We may be unable to protect our patents and intellectual property because of our limited capital resources. We hold U.S. patents applicable to CompuDent, CompuMed, The Wand and SafetyWand. We rely on a combination of patents, trademarks and nondisclosure agreements to protect our intellectual property rights. Unauthorized parties may attempt to reverse engineer, copy, or obtain and use our products and other information we regard as proprietary. We may have to initiate lawsuits to protect our intellectual property rights. These lawsuits are costly and divert management's time and effort away from our business with no guarantee of success. Our failure to protect our proprietary rights or the expense of doing so could have a materially adverse effect on our operating results and financial condition. Also, although we are not involved in any litigation involving our intellectual property and we have not received any claims of infringement, it is possible that our products may infringe on patent or proprietary rights of others. If that happens we may have to modify our products or obtain a license. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all.

      Our terminable relationships with key manufacturers could disrupt critical supplies. We have informal terminable arrangements with the manufacturers of the CompuDent and CompuMed equipment units, Tricor Systems, Inc., and handpieces, NYPRO, Inc. Termination of the manufacturing relationship with either of these manufacturers could significantly and adversely affect our ability to produce and sell our products. Though alternate sources of supply exist and new manufacturing relationships could be established, we would need to recover our existing tools or have new tools produced. Establishing new manufacturing relationships could involve significant expense and delay. Any curtailment or interruptions of the supply, whether or not as a result of termination of the relationship, would increase our losses or, if we have become profitable, reduce our profits.

      Possible product liability claims could impair our resources and jeopardize our viability. We could be subject to claims for personal injury from the use of our dental and medical products, although we have never been sued for personal injury claims. We have liability insurance in the aggregate amount of $2,000,000 with a per-occurrence limit of $1,000,000 which we believe is adequate, although we cannot assure you that the insurance coverage will be sufficient to pay such claims should they be made. A partially or completely uninsured claim, if successful and of significant magnitude, could jeopardize our viability.

      Limitation of director liability may prevent our recovery of damages from our directors. Our Certificate of Incorporation provides that our directors are not personally liable to us or any of our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence, subject to the limitations imposed by the Delaware General Corporation Law. Thus, in some instances, neither we nor our stockholders can recover damages even if directors take actions which harm us.

      Our presence in a highly competitive industry reduces our chances of success. We face intense competition from many companies in the medical and dental device industry, including well-established academic institutions possessing substantially greater financial, marketing, personnel, and other resources. Most of our competitors have established reputations, stemming from their success in the development, sale, and service of competing dental products. Further, our ability to compete successfully, requires that we establish an effective distribution network. We cannot assure you that we can compete successfully.

      Technological changes and new products may make our product obsolete. New or enhanced products may contain features that render our products less marketable, or even obsolete. In February 2001, a division of Dentsply unveiled its own "Computer Controlled Anesthetic Delivery System". Milestone has not completely assessed the competition presented by the product but believes that the introduction of the Dentsply product serves to validate the technology implicit in the CompuDent and CompuMed. Therefore, we must devote substantial efforts and financial resources to enhance our existing products, to bring our products to market quickly, and to develop new products for related markets. Our industry is characterized by rapid technological change and research. New products must be approved by regulatory authorities before they may be marketed. We cannot assure you that we can compete successfully, that our competitors will not develop technologies or products that render our products less marketable or obsolete, or that we will succeed in improving our existing products, effectively develop new products, or obtain required regulatory approval for those products.

      Reliance Upon Management. We depend on the personal efforts and abilities of Leonard Osser, our Chairman and Chief Executive Officer. While we have a key man life insurance policy in the amount of $1,000,000 on the life of Mr. Osser, any loss of his services could have a materially adverse effect on our business.

      If We Are Unable to Satisfy the American Stock Exchange Maintenance Requirements, Our Common Stock May Be Delisted from the American Stock Exchange and as a result, our Liquidity and the Value of our Common Stock May be Impaired. Shares of our common stock are currently listed on the American Stock Exchange. Continued listing on the American Stock Exchange requires that we maintain at least $6,000,000 in stockholders' equity since we have sustained losses in our five most recent fiscal years. At December 31, 2002,

Milestone had a total stockholders' deficit of approximately $6.1 million. On May 2, 2002, we received a letter from the American Stock Exchange advising us that we have fallen below the stockholders' equity criterion and requesting that we submit a recovery plan detailing any actions taken, or planned to be taken within the next 18 months to bring the Company into compliance. On June 10, 2002 we submitted a detailed recovery plan to the American Stock Exchange which, as supplemented on August 14, 2002, showed how we expect to achieve stockholder equity of $6,000,000 by December 31, 2003. On August 23, 2002, the American Stock Exchange advised us that they had determined that the plan makes a reasonable demonstration of Milestone's ability to regain compliance with the continued listing standards by the conclusion of the plan period at the end of 2003. The continued listing of our securities on the American Stock Exchange during this period is subject to periodic reviews by the Exchange. Failure to show progress consistent with the plan or to regain compliance by the end of the plan period could still result in the Milestone being delisted. In the event that our securities are delisted from the American Stock Exchange, trading, if any, in the common stock and warrants would be conducted in the over the counter market in the so-called "pink sheets" or on the NASD's "OTC Bulletin Board." Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and new media coverage of Milestone, and lower prices for our securities than might otherwise be obtained.

      If Our Shares of Common Stock Are Removed or Delisted from The American Stock Exchange, the Ability of Stockholders to Sell Our Common Stock and Warrants in the Secondary Market Could Be Restricted. The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on the American Stock Exchange. If our shares of common stock are removed or delisted from the American Stock Exchange, they may become subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the "penny stock" rules, in the event our securities are delisted from the American Stock Exchange, may restrict the ability of stockholders to sell our common stock and warrants in the secondary market.

      The price of our common stock may be adversely affected by the issuance of shares of our common stock under the equity line of credit agreement. We may sell up to 2,100,000 shares of our common stock to Hillgreen under the equity line of credit agreement. The price of our common stock may decrease as a result of the actual or potential sale of these shares into the market. In that event, not only would you lose a portion of your investment, but we would probably find it more difficult to obtain additional financing.

      Our stockholders may experience significant dilution as a result of stock issuances under the equity line of credit agreement. We will sell shares of our common stock to Hillgreen under the equity line of credit agreement at a price that is below the market price of our stock at the time of the sale. These sales will dilute the interests of our existing stockholders. In addition, as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested by Hillgreen. The more shares that are issued under the equity line of credit, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock. Furthermore, for the life of any outstanding options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock. When the holders of these options and warrants exercise their rights to acquire shares of our common stock, the interests of the other stockholders will be diluted. In addition, the holders of options and warrants can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable to us than those provided by the options or warrants.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. You should note that an investment in our common stock involves certain risks and uncertainties that could affect our future financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the proceeds from any sale of common stock to Hillgreen under the equity line of credit agreement described in this prospectus and upon the exercise of warrants held by Hillgreen and Jesup & Lamont when, and if, they exercise such warrants. We would realize proceeds of approximately $1,772,122, based on the following expenses and assumptions:

      o Effect is given to the discount to market price that will be paid by Hillgreen;

      o Our expenses in connection with this offering, which we estimate to be $170,895.13, including the legal fees we paid to Hillgreen's counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses;

      o     Brokerage fees payable to Jesup & Lamont;

      o An average volume weighted average price of $.92418 (based on daily closing prices of the common stock on American Stock Exchange from April 16, 2001 through April 20, 2001);

      o     We use the entire line of credit; and

      o     All of the warrants are exercised at $1.86.

      In addition, a portion of the proceeds from the initial drawdown under the equity line of credit, if and when made, may be used to pay the expenses of this offering. Since we do not know the number of drawdowns which will be made, expenses do not cover the closing costs associated with each drawdown.

      We expect to use substantially all the net proceeds for general corporate purposes, including working capital, debt repayment and the launching of our medical operation including clinical trials.

                           PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the American Stock Exchange under the symbol "MS". The following table sets forth the range of high and low sales prices per share of our common stock as reported on the American Stock Exchange for the last two years and the interim period this year.

                                               Low               High
                                               ---               ----
2001
First Quarter                                  $ .80             $2.25
Second Quarter                                  . 60              1.09
Third Quarter                                  $1.75             $ .68
Fourth Quarter                                 $ .73             $ .50

2002
First Quarter                                  $ .68             $ .52
Second Quarter                                 $1.00             $ .58
Third Quarter                                  $ .68             $ .29
Fourth Quarter                                 $ .40             $ .21

2003
First Quarter                                  $ .34             $ .14
Second Quarter                                 $ .17             $ .40

      Based on information supplied by our transfer agent, as of August 31, 2003, we believe that there were approximately 150 record holders of our common stock. On September 15, 2003, the closing price of our common stock was $1.66.

      The shares sold by the selling stockholders will be sold on the American Stock Exchange or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

                                 DIVIDEND POLICY

      We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for use in connection with the expansion of our business and for general corporate purposes. Our board of directors has sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. Our ability to pay cash dividends in the future could be limited or prohibited by financing agreements that we may enter into or by the terms of any preferred stock that we may authorize and issue.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003 on an actual basis. The table does not give effect to our sale and issuance of shares of common stock under the equity line of credit or upon the exercise of any stock purchase warrants held by Hillgreen and Jesup & Lamont. This table should be read in conjunction with financial statements and the notes thereto included or incorporated by reference in this prospectus.

                                                             As of June 30, 2003
                                                                 (unaudited)
                                                             -------------------
Long Term Debt                                                  $  1,354,761
                                                                ------------

Stockholders' equity:

     Common Stock, par value $.001 per share;
         authorized  50,000,000 shares; 12,733,370
         issued                                                 $     12,733

     Additional paid-in capital                                   36,614,029

     Accumulated earnings (deficit)                              (42,945,569)

     Unearned Compensation                                           (20,000)

     Treasury stock, at cost, 100,000 shares                        (911,516)
                                                                ------------

     Total stockholder's deficiency                             $ (7,250,323)
                                                                ------------
     Total capitalization                                       $ (5,895,562)
                                                                ============


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

                         EQUITY LINE OF CREDIT AGREEMENT

Overview

      On January 19, 2001, we entered into an equity line of credit agreement with Hillgreen Investments Limited, a British Virgin Islands corporation, in order to establish a source of funding for working capital, launching our medical operation, including clinical trials, and debt repayment. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility.

      Under the equity line of credit agreement, Hillgreen has agreed to purchase up to 2,100,000 shares of our common stock during the 36 month period following the effective date of the registration statement to which this prospectus relates. During this 36 month period, we may request a drawdown under the equity line of credit by selling ("putting") shares of our common stock to Hillgreen, and Hillgreen will be obligated to purchase the shares we put to it. During the 20 business days following a drawdown notice, we will calculate the number of shares we will sell to Hillgreen and the price per share.

      Upon the exercise of each drawdown, we will receive the amount of the drawdown less a fee payable to legal counsel for Hillgreen and less a brokerage fee payable to Jesup & Lamont.

The Drawdown Procedure and the Stock Purchases

      We may request a drawdown no more than once every 25 business days, although we are under no obligation to do so, by faxing or otherwise delivering a drawdown notice to Hillgreen, stating the amount of the drawdown we wish to exercise.

      Amount of the Drawdown

      The minimum amount we can draw down at any one time is $50,000 worth of common stock. The maximum amount we can draw down at any one time will be determined at the time of the drawdown notice according to the following formula:

      the lesser of

            (a)   $5,000,000, or

            (b) fifteen percent (15%) of the volume weighted average price of our common stock during the twenty (20) business days immediately prior to the sale date, multiplied by the total trading volume of the common stock during the twenty (20) business days immediately prior to the sale date.

      Calculation of Purchase Price

      We may set a minimum threshold price for our common stock in each drawdown notice that we deliver to Hillgreen. On the day following the delivery of the drawdown notice, a valuation period of 20 business days will start. The price per share ("Purchase Price") of common stock sold to Hillgreen will be determined on each of the 20 business days following the delivery of the drawdown notice as follows:

      o On each business day during the valuation period where the daily volume weighted average price ("VWAP") of our common stock on the American Stock Exchange equals or exceeds the threshold price, if any, set forth in the drawdown notice, the Purchase Price will equal 87.5% of the VWAP on such day.

      o If the VWAP on a given day is less than the threshold price, or if trading of our common stock is suspended for more than three (3) hours, in the aggregate, on any day during the valuation period, then that day will be withdrawn from the valuation period and the amount of the drawdown will be reduced by 1/20.

      Number of Shares Issued

      The number of shares to be issued to Hillgreen will be determined on a daily basis during each valuation period by dividing 1/20th of the drawdown amount by 87.5% of the VWAP for that business day during the valuation period, subject to the adjustments described elsewhere in this prospectus. The sum of the quotients for the first through the tenth business days will be the number of shares issued to Hillgreen on or prior to the twelfth day and the sum of the quotients for each of the eleventh through the twentieth business days will be issued to Hillgreen on the twenty-second day.

      If we set a threshold price too high and our stock price does not meet that level during the 20 business days after our drawdown request, the amount we can draw and the number of shares we sell to Hillgreen will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Hillgreen at the reduced price.

      Payment for Shares Issued

      The shares purchased on the first 10 business days will be issued and paid for on or prior to the twelfth business day following the drawdown request. The shares purchased on the eleventh through the twentieth business days will be issued and paid for on the twenty-second business day following the drawdown request. We will receive the purchase price less a legal fee payable to counsel for Hillgreen, and less a brokerage fee payable to Jesup & Lamont.

Investor Warrants

      At the closing of the equity line agreement, we issued to Hillgreen 100,000 warrants to purchase one share of our common stock. The warrants are exercisable at any time, in whole or in part, during the three year period commencing on January 22, 2001 at an exercise price of $1.86.

Sample drawdown calculation

      The following is an example of the number of shares we would issue to Hillgreen if we had given a drawdown notice on December 12, 2000, indicating a drawdown amount of $90,000 and a minimum threshold price of $1.00 per share:

--------------------------------------------------------------------------------------------------
                                       Greater of
                                       VWAP or TP
                            Threshold  (0 if VWAP                                        No. of
                            Price      is less than   Purchase Price                     Shares
Trading Date     VWAP       (TP)       TP)            (after discount)    Principal      Purchased
--------------------------------------------------------------------------------------------------
1.   12/13/00    $1.3589    $1.00      $1.3589        $1.1890             $ 4,000        3,364
2.   12/14/00    $1.3696    $1.00      $1.3696        $1.1984             $ 4,000        3,338
3.   12/15/00    $1.3332    $1.00      $1.3332        $1.1666             $ 4,000        3,429
4.   12/18/00    $1.3125    $1.00      $1.3125        $1.1484             $ 4,000        3,483
5.   12/19/00    $1.2406    $1.00      $1.2406        $1.0855             $ 4,000        3,685
6.   12/20/00    $1.1470    $1.00      $1.1470        $1.0036             $ 4,000        3,986
7.   12/ 21/00   $1.0171    $1.00      $1.0171        $0.8900             $ 4,000        4,494
8.   12/22/00    $1.0270    $1.00      $1.0270        $0.8986             $ 4,000        4,451
9.   12/26/00    $0.9959    $1.00      $     0        N/A                 $     0            0
10.  12/27/00    $1.0547    $1.00      $1.0547        $0.9229             $ 4,000        4,334

--------------------------------------------------------------------------------------------------
Settlement on Day 12                                                      $36,000       34,564
--------------------------------------------------------------------------------------------------
11.  12/28/00    $1.1158    $1.00      $1.1158        $0.9763             $ 4,000        4,097
12.  12/29/00    $1.1952    $1.00      $1.1952        $1.0458             $ 4,000        3,825
13.  01/02/01    $1.5018    $1.00      $1.5018        $1.3141             $ 4,000        3,044
14.  01/03/01    $1.6834    $1.00      $1.6834        $1.4730             $ 4,000        2,716
15.  01/04/01    $2.0638    $1.00      $2.0638        $1.8058             $ 4,000        2,215
16.  01/05/01    $1.8295    $1.00      $1.8295        $1.6008             $ 4,000        2,499
17.  01/08/01    $1.5759    $1.00      $1.5759        $1.3789             $ 4,000        2,901
18.  01/09/01    $1.7139    $1.00      $1.7139        $1.4997             $ 4,000        2,667
19.  01/10/01    $1.6845    $1.00      $1.6845        $1.4739             $ 4,000        2,714
20.  01/11/01    $1.8285    $1.00      $1.8285        $1.5999             $ 4,000        2,500
--------------------------------------------------------------------------------------------------
Settlement on Day 22                                                      $40,000       29,178

Totals                                                                    $76,000       63,742

Less broker's (Jesup & Lamont) commission of 4.75%                          3,610

Less $500 fee to Hillgreen's counsel
   (Epstein, Becker & Green, P.C.)                                            500
                                                                         --------

Net proceeds to Milestone                                                 $71,890
                                                                         ========

Initial Closing Costs, Grant of Warrants and Costs of Closing Each Drawdown

      At the closing of the equity line of credit on January 22, 2001, we paid $15,000 to Hillgreen's legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses.

      As consideration for the opening of the equity line of credit, we granted to Hillgreen warrants to purchase 100,000 shares of common stock. In addition, as consideration for the services rendered by Jesup & Lamont as placement agent in connection with this offering, we granted to Jesup & Lamont warrants to purchase 75,000 shares of common stock. These warrants will be exercisable at any time prior to January 22, 2003, at a price of $1.86 per share of common stock. Neither Hillgreen nor Jesup & Lamont will be obligated to exercise the warrants and to purchase any shares of common stock under the warrants.

      Lastly, upon the receipt of each drawdown amount from Hillgreen, we will pay to Epstein, Becker & Green, legal counsel to Hillgreen, a fee of $500, and to Jesup & Lamont Securities

Corporation a brokerage fee equal to 4.75% of the aggregate purchase price for each drawdown for the initial $4,000,000 received, 4.50% of the aggregate purchase price for each drawdown for the following $4,000,000 received, and 4.25% of the aggregate purchase price for each drawdown thereafter. Jesup & Lamont is the placement agent which introduced Hillgreen to us and is a registered broker-dealer.

Necessary Conditions Before Hillgreen is Obligated to Purchase Our Shares

      The following conditions must be satisfied before Hillgreen is obligated to purchase the common stock under a drawdown notice:

      o A registration statement for the shares must be effective and available on each drawdown settlement date so that Hillgreen may freely sell the shares of common stock it purchases;

      o All our representations and warranties to Hillgreen set forth in the equity line of credit agreement must be true and correct in all material respects;

      o We will have made reasonable efforts to obtain all permits and qualifications required by any state blue sky laws in the states reasonably requested by Hillgreen;

      o We have delivered into escrow or to the Depository Trust Company ("DTC") the shares of common stock being purchased;

      o We have delivered to our transfer agent instructions reasonably satisfactory to Hillgreen;

      o We have satisfied all laws and regulations pertaining to the sale and issuance of the shares of common stock to Hillgreen;

      o We have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the private equity line of credit agreement, registration rights agreement and escrow agreement, to be performed, satisfied or complied with by us;

      o No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the equity line of credit agreement;

      o No litigation or proceeding nor any investigation by any governmental authority can be pending which prohibits or adversely affects the consummation of the transactions contemplated by the equity line of credit agreement;

      o Since the date of filing of our most recent SEC Document (including an annual, quarterly or current report), no event that had or is reasonably likely to have a "Material Adverse Effect" has occurred (a "Material Adverse Effect" means any effect on the business, operations, properties, prospects, or financial condition of the Company that is material and adverse to the Company and its subsidiaries and affiliates, taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement, the Registration Rights Agreement or the Escrow Agreement in any material respect; provided, however, continued losses from operations consistent with prior quarters shall not, in and of themselves, constitute a Material Adverse Effect;

      o Trading in our common stock must not have been suspended by the SEC or the American Stock Exchange, and our common stock continues to be listed on the American Stock Exchange;

      o We will have delivered an opinion of our counsel described in the equity line of credit agreement regarding the validity of shares and the matters listed above;

      o     Five (5) business days have elapsed since the last valuation period;
            and

      o Hillgreen has received and is reasonably satisfied with other standard closing documents as they may reasonably request to confirm the Company's compliance with foregoing conditions.

      In addition, we may not issue any shares of common stock under the equity line of credit if the issuance results in Hillgreen beneficially owning more than 9.9% of our then outstanding common stock. Since any resales of shares by Hillgreen would reduce the number of shares beneficially owned by Hillgreen, resales would enable us to issue additional shares to Hillgreen without violating this condition.

      The listing requirements of the American Stock Exchange also prohibit us from issuing 20% or more of our issued and outstanding shares of common stock at a price less than the greater of market value or book value, unless we obtain stockholder approval.

Restrictions on Future Financings

      The equity line of credit agreement limits our ability to raise money by selling our securities to third parties at a discount to the market price during the term of the equity line of credit agreement. There are exceptions to this limitation for securities sold in the following situations:

      o under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

      o under any compensatory plan for a full-time employee or key consultant;

      o     under an underwritten registered public offering;

      o in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

      o under any option, warrant or agreement outstanding on the date of the agreement;

      o to any of the Company's officers, directors or existing holders of 5% or more of the Common Stock or any of their affiliates, of up to $5,000,000 of securities, in the aggregate, in any financing or series of related financings; or

      o with the prior approval of the Investor, which will not be unreasonably withheld or delayed.

Termination of the Equity Line of Credit Agreement

      The equity line of credit shall terminate if any stop order or suspension of the effectiveness of the registration statement issues for an aggregate of thirty (30) business days during the 36 month term of the equity line of credit agreement, with some exceptions.

      We may terminate the equity line of credit agreement if Hillgreen ever fails to honor one drawdown notice within ten (10) business days or more than one drawdown notice within two (2) business days of the closing date scheduled for such drawdown, and we notify Hillgreen of such termination. Upon termination, we must maintain the registration statement in effect for such reasonable period, not to exceed forty-five (45) days, as Hillgreen may request to enable Hillgreen to dispose of any remaining drawndown shares.

Indemnification of Hillgreen

      Hillgreen is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and this prospectus, except as they relate to information supplied by Hillgreen to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

Overview

      The 2,275,000 shares of common stock registered for resale under this prospectus include 2,100,000 shares issuable under the equity line of credit agreement, 100,000 shares issuable upon the exercise of warrants granted to Hillgreen and 75,000 shares issuable upon the exercise of warrants granted to Jesup & Lamont. Because we do not know for certain how or when the selling stockholders will choose to sell their shares of common stock, we cannot estimate the amount of securities that will actually be offered for sale by the selling stockholders. There can be no assurance that they will sell any or all of the securities covered by this prospectus.

Hillgreen Investments Limited

      Hillgreen Investments Limited is a British Virgin Islands corporation engaged in the business of investing in publicly traded equity securities for its own account. Hillgreen's office is located at c/o Mishon deReya Solicitors, 21 Southampton Row, London WC1B 5HS England Attention: Kevin Gold. Investment decisions for Hillgreen are made by its board of directors. Other than the 100,000 warrants we granted to Hillgreen in connection with closing the equity line of credit agreement, Hillgreen does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the equity line of credit agreement, Hillgreen has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Hillgreen and us other than the equity line of credit agreement.

Jesup & Lamont Securities Corporation

      Jesup & Lamont Securities Corporation has acted as placement agent in connection with the equity line of credit agreement. Jesup & Lamont introduced us to Hillgreen and assisted us in structuring the equity line of credit with Hillgreen. Jesup & Lamont's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

      Other than the warrants granted to Jesup & Lamont as a placement fee, Jesup & Lamont does not currently own any of our securities. The decision to exercise any warrants granted to Jesup & Lamont, and the decision to sell the common stock issued upon the exercise of the warrants, will be made by Jesup & Lamont's officers and board of directors.

      The selling stockholders have not held any positions or offices or had material relationships with us or with any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, the selling stockholders' relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

                              PLAN OF DISTRIBUTION

General

      Hillgreen or an affiliate, and Jesup & Lamont may offer for sale up to 2,275,000 shares of our common stock, which they will originally acquire under the terms of the equity line of credit agreement and the warrants that we issued to them. Hillgreen and Jesup & Lamont will be offering such shares for their own account. We do not know for certain how or when the selling stockholders will choose to sell their shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

      To permit Hillgreen and Jesup & Lamont to resell the shares of common stock issued to them, we agreed to file with the SEC a registration statement and all necessary amendments and supplements thereto for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by the prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

      o the date after which none of the shares of common stock held by Hillgreen that are covered by the registration statement are or may become issued and outstanding;

      o the date after which all of the shares of common stock held by Hillgreen have been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such shares without any restrictive legend;

      o the date after which all of the shares of common stock held by Hillgreen that are covered by the registration statement have been sold by Hillgreen under the registration statement;

      o the date that Hillgreen or its transferees receive an opinion of our counsel that their shares of common stock may be sold under the provisions of Rule 144 promulgated under the Securities Act without any applicable volume limitations;

      o the date after which all of the shares of common stock held by Hillgreen may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) promulgated under the Securities Act of 1933; or

      o if Hillgreen ever fails to honor one drawdown notice within ten (10) business days or more than one drawdown notice within two (2) business days of the closing date scheduled for such drawdown, and we elect to terminate the equity line of credit agreement, we must maintain the registration statement in effect for a reasonable period of time, not to exceed forty-five (45) days, as Hillgreen may request in order to dispose of any remaining drawndown shares.

      The selling stockholders will offer our common stock into the public market using this prospectus or under Rule 144 instead of under this prospectus, if they qualify. Shares of common stock offered through this prospectus or under Rule 144 may be sold from time to time by Hillgreen and Jesup & Lamont, although there can be no assurance that they will in fact sell any or all of the securities covered by this prospectus. These sales may be made on the American Stock Exchange, or otherwise, at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by the selling stockholders that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by them through this prospectus.

      The shares of common stock may be sold in one or more of the following manners:

      o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account under this prospectus; or

      o ordinary brokerage transactions and transactions in which the broker solicits purchases.

      The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. Sales by the selling stockholders will be without the payment of any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the shares of common stock by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the shares of common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in the transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares of common stock, from such purchaser).

      Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell those shares of common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive from the purchasers of the shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

      Hillgreen is a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares sold by it. Hillgreen has agreed to be named as a statutory underwriter and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Because Hillgreen is a statutory underwriter, the discounts and concessions it receives upon purchases of our common stock, and any profits it receives on the resale of the shares, will be deemed to be underwriting discounts and commissions under the Securities Act. Each time Hillgreen purchases shares of our common stock under the equity line of credit agreement, it will receive a 12.5% discount to the daily volume weighted average prices of our common stock on the American Stock Exchange during the twenty (20) business days following a drawdown notice. Assuming a volume weighted average price of $.92418 (based on recent daily closing prices of the common stock on American Stock Exchange from April 16, 2001 through April 20, 2001), and assuming we use the entire line of credit and issue all 2,100,000 shares registered for issuance under the equity line of credit agreement, Hillgreen will receive "underwriting compensation" in the form of its discounted purchase price equal to $242,597.25, or approximately $0.12 per share. In connection with the equity line of credit, we granted 100,000 warrants to Hillgreen, which are exercisable for $1.86 per share of common stock at any time prior to January 22, 2004. The warrants granted to Hillgreen will also be deemed to be underwriting commission under the Securities Act. Lastly, at the closing of the equity line of credit agreement, we paid legal fees to Hillgreen's counsel, Epstein Becker & Green P.C., to cover Hillgreen's legal and administrative expenses.

      Hillgreen and Jesup & Lamont are also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of the American Stock Exchange. These rules prohibit each selling stockholders from:

      (1) engaging in market making activities at the same time as it is engaged in a distribution of the shares of common stock for a period beginning when it becomes a distribution participant and ending upon its completion of participation in a distribution;

      (2) engaging in any stabilization activity in connection with our securities;

      (3)   imposing penalty bids or effecting passive market making bids; and

      (4) bidding for or purchasing any of our common stock or attempting to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

      In addition, any selling stockholders who may be "affiliated purchasers" of us as defined in Regulation M, must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as required by Securities Exchange Act Release 34-38067 (December 20, 1996). None of the selling stockholders has been an officer, director or otherwise an affiliate of our company during the last three years. In addition to the rules and regulations applicable to it, Hillgreen also has agreed not to engage in any short sales of our common stock as long as the equity line of credit is active. These restrictions, and the other rules and regulations applicable to the selling stockholders, may affect the marketability of the shares of common stock.

Limited Grant of Registration Rights

      We granted registration rights to Hillgreen to enable it to sell the common stock it purchases under the equity line of credit agreement. In connection with any such registration, we will have no obligation:

      o to assist or cooperate with Hillgreen in the offering or disposition of the shares;

      o to indemnify or hold harmless the holders of any of the shares (other than Hillgreen) or any underwriter designated by the holders;

      o to obtain a commitment from an underwriter relative to the sale of any of the shares; or

      o     to include the shares within any underwritten offering that we do.

      We will assume no obligation or responsibility whatsoever to determine a method of disposition for the shares or to otherwise include the shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

      We will file one or more post-effective amendments to the registration statement, of which this prospectus is a part, to describe any material change to the information in this prospectus (including with respect to the plan of distribution) for as long as Hillgreen holds shares of our stock or until the shares can be sold under an appropriate exemption from registration. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

      o     the name of any broker-dealers;

      o     the number of shares of common stock involved;

      o     the price at which the shares of common stock are to be sold;

      o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

      o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

      o     any other facts material to the transaction.

      Our registration rights agreement with Hillgreen permits us to restrict the resale of the shares that Hillgreen has purchased from us under the equity line of credit agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Hillgreen at any time within five business days of the closing of any drawdown and our stock price declines during the restriction period, then we must issue additional shares to Hillgreen to compensate it for the net decline in the value of the shares it held during the restriction period or the shares that it committed to purchase and purchased during the period. The number of shares that we will issue to Hillgreen as compensation in these circumstances will equal the product of:

            o the number of shares sold by Hillgreen during the five (5) business days immediately following the end of the applicable restriction period, multiplied by

            o the difference between the highest daily VWAP during the applicable restriction period and the daily VWAP on the day immediately following the end of that restriction period.

      If any such issuance would result in the issuance of a number of shares which exceeds the number permitted under the equity line of credit agreement (see "Equity Line of Credit Agreement--Necessary Conditions Before Hillgreen is Obligated to Purchase Our Shares"), then in lieu of such issuance, we will pay to Hillgreen an amount in cash equal to the closing ask price of the shares that would have been issuable under the formula contained in the previous sentence.

                          DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material provisions of our capital stock and is subject to, and qualified in its entirety by, our Certificate of Incorporation, and amendments thereto, and our By-laws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and by provisions of applicable law.

      We are authorized to issue up to 50,000,000 shares of common stock, par value $.001 and up to 5,000,000 shares of preferred stock, $.001 par value per share. As of December 31, 2003, 12,633,370 shares of common stock were issued and outstanding. To this date no shares of preferred stock have been issued. On August 31, 2003, there were approximately 150 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners.

Common Stock.

      All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. All shares of our common stock to be outstanding after this offering, when paid for and issued, will be validly issued, fully paid and non-assessable.

      Voting Rights. Holders of our common stock are entitled to one vote per share on all matters requiring a vote of the stockholders. Common stockholders have no right to cumulative voting in the election of directors. Accordingly, all of our directors can be elected by a plurality of votes cast at a meeting.

      Liquidation Rights. In the event of liquidation of our company, all holders of our common stock will participate on an equal basis in the net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock, if there are any.

      Dividend Rights. Holders of our common stock are entitled to receive dividends in cash or property on an equal basis, if and when dividends are declared by the board of directors on the common stock. It is our present intention to retain our earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

      Preemptive Rights and Redemption. The holders of our common stock have no preemptive rights to maintain their respective percentage ownership interest in our other securities. Our common stock is not redeemable or subject to further calls or assessments.

Preferred Shares

      The Board of Directors, in the exercise of its discretion, is authorized to issue the undesignated Preferred Stock in one or more series, to determine the powers, preferences and rights, and qualifications, limitations or restrictions, granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders.


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

Options and Warrants

      In 1997, our Board of Directors approved the adoption of our 1997 Stock Option Plan. Under this plan, we are authorized to grant options to purchase a maximum of 1,000,000 shares of common stock to our employees, including officers and directors, at a price not less than the fair market value of the common stock on the date of the grant. In general, options become exercisable over a three-year period from the grant date and expire five years after the date of grant.

      As of August 31, 2003, we have granted 663,344 compensatory options under our stock option plan, and 336,656 options are available under the plan for future grant. We have granted 387,500 options outside of the plan as compensation to our non-employee directors and consultants at a weighted average price of $2.00. All options have been granted at exercise prices equal to or greater than fair market value at the time of grant. In addition, there are 1,934,970 warrants outstanding in connection with financing transactions at a weighted average price of $.90.

      Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

Section 203 of the Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved in a prescribed manner. As a result, potential acquirers may be discouraged from attempting to effect acquisition transactions with us thereby possibly depriving our stockholders of opportunities to sell or otherwise dispose of their securities at above-market prices in these transactions.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons under our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Transfer Agent

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-2 that we have filed with the SEC. Parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC, and this prospectus does not contain all of the information contained or incorporated by reference in the registration statement. In particular, statements in this prospectus concerning the terms of certain agreements and other documents are necessarily summaries of those documents, and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. For further information on us and the information in this prospectus, we refer you to the registration statement and its exhibits. You may obtain copies of the registration statement and its exhibits by paying a prescribed fee, or you may examine them without charge, at the public reference facilities maintained by the SEC at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, you may obtain copies of the registration statement and its exhibits at the SEC's website located at http://www.sec.gov.

      We are a reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange Commission. You may read and copy any materials that we file with the SEC at the SEC's public reference facilities listed above, as well as on the SEC's website.

                    INCORPORATION OF INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to the documents filed with the SEC. The information incorporated by reference is an important part of this prospectus. We incorporate our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, as filed on April 15, 2003 and our quarterly reports for the first two quarters of 2003 on Form 10-QSB, as filed on May 20, 2003 and August 19, 2003.

      A copy of our above mentioned Form 10-KSB is included with this prospectus. If you need another copy of this document, we will provide you with a free copy upon oral or written request. Requests should be directed to Thomas
M. Stuckey, Vice President and Chief Financial Officer, Milestone Scientific Inc., 220 South Orange Avenue, Livingston, New Jersey 07039, telephone (973) 535-2717.

      In making a decision to buy our common stock, you should rely only on the information incorporated by reference or contained in the prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

      You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                                Material Changes

      On July 24, 2003, we amended our Certificate of Incorporation to increase the total number of shares of common stock that the Company is authorized to issue to 50,000,000 and to add 5,000,000 shares of a new class of preferred stock to the authorized capital of the Company. The Board of Directors, in the exercise of its discretion, is authorized to issue the undesignated Preferred Stock in one or more series, to determine the powers, preferences and rights, and qualifications, limitations or restrictions, granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders.

                                  LEGAL MATTERS

      Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, New York 10022 will deliver an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that the shares, when issued, will be fully paid and non-assessable under Delaware law. Morse, Zelnick, Rose & Lander, LLP is the holder, in the aggregate, options or warrants to purchase 118,000 shares of our common stock, all of which are currently exercisable; and warrants to purchase 83,333 units, each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock. Additional 200,000 of shares of common stock are held by a related party.

                                     EXPERTS

      The consolidated financial statements for the years ended December 31, 2001 and 2002, incorporated in this prospectus by reference, from the Milestone Scientific Inc. Annual Report on Form 10-KSB filed April 15, 2003, have been audited by J. H. Cohn LLP, independent public accountants, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


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

                                2,275,000 Shares

                                     [LOGO]

                                  Common Stock

                                   PROSPECTUS

                                October 3, 2003


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